

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 29, 2008

Mr. Julio De Leon
Chief Financial Officer
Officina 618, Empressarial Mall Ventura,
Cra. 32#1B Sur 51
Medellin, Colombia

> **Re:** **Tao Minerals Ltd.**
> **Form 10-KSB for Fiscal Year Ended January 31, 2007**
> **Filed May 16, 2007**
> **File No. 0-51922**

Dear Mr. De Leon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

Risk Factors, page 7

1.   We note your statement, "The probability of an individual prospect ever having reserves is extremely remote. In all probability our properties do not contain any reserves. As such, any funds spent on exploration will probably be lost…." Given your views about the probability of loss, it is unclear why you have not impaired all of the costs you have capitalized for your mineral property rights, as would seem to be required under the policy you describe on page F-8, referring to SFAS 144 and EITF 04-3. It is also unclear how the views you express are consistent with the exploration undertakings you describe under Description of Property, beginning on page 9. Please revise your accounting and disclosure as necessary to have agreement between the determinations you have made about recoverability and your accounting.

Plan of Operation, page 16

Financial Condition, Liquidity and Capital Resources, page 17

2.   We note your disclosures stating that you posted losses of $4,774,636 for the year ended January 31, 2007 and $4,829,129 since incorporation. However, these amounts do not correspond to the net losses reported in your statements of operations. Please revise your disclosure under this heading, and on page 18, as necessary.

Disclosure Controls and Procedures, page 21

3.   We note your statement that there have been no changes in your internal controls or in other factors, which could significantly affect internal controls *subsequent to the date you carried out your evaluation*. Please correct your disclosure under this heading, and the comparable disclosure in your Form 10-QSB for the quarter ended October 31, 2007, to comply with Item 308(c) of Regulation S-B, which requires that you disclose any change in your internal control over financial reporting that occurred during the *last fiscal quarter* that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Financial Statements

Audit Opinion for the Period Ended January 31, 2006, page F-1

4.   We note that your *predecessor auditors* have placed reliance on the work of other
        auditors in rendering their audit opinion on the inception-to-date information,
        covering the period from September 23, 2004 (inception) through January 31,
        2006. Given this reliance, and since your current auditors are also placing
        reliance on prior auditors in rendering their opinion, you will need to include the
        reports of all prior auditors upon whom reliance is being placed, provided that
        you are able to obtain their permission. If this is not feasible, your current and
        predecessor auditors should each remove the references to the other auditors in
        their opinions. Under these circumstances, you will need to either obtain a new
        audit of the inception-to-date information or revise your financial statements to
        identify the cumulative activity as 'unaudited.'

Balance Sheet, page F-2

5.   Please correct your summation of equity accounts as of January 31, 2007, as
        presented in your balance sheet and in the equity statement on page F-4.

Statements of Cash Flows, page F-6

6.   Based on the amounts shown in your reconciliation, it appears that you need to
        correct the total amount of cash used by operations for the year ended January 31,
        2007, from $(308,917) to $(328,917).

Note 3 – Acquisition of Mineral Rights, page F-9

7.   We note that you issued 2,500,000 common shares on April 10, 2006 in
        connection with an option to acquire a 100% interest in the Risaldo La
        Golondrina D14-082 mineral property, and according to your presentation on
        page F-4, it appears you have valued these shares at zero. However, on page 15
        you disclose that your common stock traded at prices between $.29 per share and
        $1.52 per share during the quarter ended April 30, 2006. The guidance in
        paragraph 7 of SFAS 123(R) requires share-based payments to be measured at
        fair value; while the guidance in paragraphs 57 and 58 of SFAS 107 expresses the
        FASB view that quoted market prices provide the most reliable measure of fair
        value. Tell us why you believe this guidance does not apply to you.

Note 5 – Common Stock, page F-10

8.   We note your disclosure explaining that on April 21, 2006, a director returned
        17,600,000 post-split shares of your common stock, and that you re-distributed
        5,000,000 of these shares to four directors. However, it appears that you did not

give separate accounting treatment in your statements of loss or equity for the fair market value of the issuance of the 5,000,000 shares, as ordinarily would be expected. Tell us why you have not followed the guidance in SFAS 123(R) in accounting for this transaction.

Exhibits

9.   We note your officers' certifications do not conform to the current format required by Item 601(b)(31) of Regulation S-B. For example, one certification states in point 2 that it pertains to a quarterly report rather than your annual report; and both certifications indicate the timing of the evaluation was within 90 days prior to filing, rather than as of the end of the period; and have outdated wording within point 6. Please provide the correctly worded certifications in an amendment to your filing.

Engineering Comments

General

10.   Please correct your commission filing number on the cover of your filings to read 000-51922, which was assigned in conjunction with your filing of the Form 8-A registration statement on April 21, 2006.

Golondria Gold-Silver Project, page 13

11.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

12.   Disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims are State or Federal claims.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

13.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: *www.sec.gov/about/forms/industryguides.pdf*

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief